December 17, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549
ATTN:	Jim B. Rosenberg Dana Hartz Don Abbott
Re:	Hartville Group, Inc. Form 10-KSB for the fiscal year ended December 31, 2007, and Form 10-Q for the quarterly period ended June 30, 2008 File No. 000-51993
Dear Mr. Rosenberg:
     On Behalf of Hartville Group, this letter provides written responses and explanations to your comment letter, dated November 19, 2008, related to the filings referenced above and in your comment letter. We have provided a detailed response and explanation in order to clarify the responses. For your convenience, we have stated your specific comments, followed in each case by our response.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Consolidated Statements of Operations, page 25
1.	Please refer to your response to prior comment four. We continue to believe that total revenues and expenses should be presented separately on your statements of operations. Please note that you may show separate line items for each operating activity within the respective revenue and expense sections of the statement of operations.
Response
We will present total revenues and expenses separately in our statement of operations in all future filings. Please see our revised Consolidated Statements of Operations for the fiscal year ended December 31, 2007 below.

Hartville Group, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2007 and 2006
Audited

	December 31,	December 31,
	2007	2006
Premiums	$6,779,682	$3,372,310
Commission income	3,785,855	3,346,753

Total Revenue	10,565,537	6,719,063

General and administrative expenses	(13,960,647)	(8,667,539)
Losses	(3,860,955)	(2,024,804)
Ceded costs	(2,261,845)	(1,116,042)

Total Expenses	(20,083,447)	(11,808,385)

Operating loss	(9,517,910)	(5,089,322)

Other income	111,445	87,260
Other expenses	(11,725,323)	(2,991,869)
Loss on extinguishment of debt	—	(3,169,032)

Loss before taxes	(21,131,788)	(11,162,963)

Provision for taxes	—	—

Net loss	$(21,131,788)	$(11,162,963)

Net loss per common share	$(3.85)	$(4.94)

Weighted average common shares outstanding	5,494,930	2,258,043

Securities and Exchange Commission	Page 2	December 17, 2008

Note 1 – Summary of Significant Accounting Policies
Deferred Acquisition Costs, page 29
2.	Please refer to your response to prior comment six. Please tell us how you determined originally that the direct response advertising costs under the ASPCA brand and new marketing channels qualified for capitalization under SOP 93-7. Specifically address paragraph 37 of SOP 93-7.
Response
When entering into the ASPCA marketing program management believed the ASPCA brand (and its associated direct response advertising costs) would have analogous qualities as the Petshealth brand because the targeted audiences were similar, the advertising methods were simply refined versions of the ones utilized previously and the products offered under each brand are consistent.
SOP 93-7 paragraph 37 identifies four attributes to consider in determining whether the expected responses will be similar to the effects of responses to past direct-response advertising activities of the entity that resulted in future benefits, including:
(a)	the demographics of the audience,

(b)	the method of advertising,

(c)	the product, and

(d)	economic conditions.
•	The demographics of the audience

Both the Petshealth and ASPCA branded pet insurance have the same target audience — someone who owns domestic pets. Both brands are offered without distinguishing race, age, income, disabilities, mobility (in terms of travel time to work or number of vehicles available), educational attainment, home ownership, employment status, and even location (polices written in all fifty states). While an ASPCA member may tend to be a more enthusiastic owner than average, the basic characteristic is the same – they own a dog and/or cat.

•	The method of advertising

Petshealth brand was marketed using a wide variety of marketing approaches — magazine and newspaper advertisements, grocery store coupons, media distributed to the animal care industry (e.g. CD mailed to vets), brochures distributed to vets, use of insurance brokers, online (website, “pay-for-clicks”), and some direct response mailings. The ASPCA brand focused on a handful of these approaches based on their success using the Petshealth brand (primarily vet brochures, online and store coupons), while expanding the direct mail approach.

•	The product

The products offered (different coverage levels) under the various brands are exactly the same. The only difference between the products is the brand through which they are offered and the name associated with the product. For example,

Securities and Exchange Commission	Page 3	December 17, 2008

the Safety plan offered under the ASPCA brand has the same coverage and price as the Accident Only plan offered through the Petshealth brand.

•	Economic conditions

As mentioned above, both brands are offered to pet owners without categorizing them by household income, educational attainment, home ownership, employment status, or any other characteristics of the pet owner’s economic condition.
Based on the above, we concluded that the direct response advertising program and related costs under the ASPCA brand name were similar to the Petshealth brand. Also because the Petshealth brand had previously yielded profits, management expected similar results under the ASPCA brand and therefore believed that the direct-response advertising costs were appropriately capitalizable.

Securities and Exchange Commission	Page 4	December 17, 2008

Form 10-Q for the Quarterly Period ended June 30, 2008
Note 6 – reserve for Claims, page 12
3.	Please refer to your response to prior comment nine and your “modified” reserve for claims roll forward. Please explain to us further what the “approach” you now are suggesting to use is and why you believe it is provides useful and appropriate information and is consistent with that of prior filings. Also, explain to us specifically why this “modified” approach now results in “incurred losses related to prior year” of zero and “paid losses related to prior year” of $632,189. The intent of our original comment was for you to revise your disclosure to explain the reason for the $1,076,553 change in estimate that you presented in the roll forward included in your June 3, 2008 Form 10-Q. The “modified” roll forward that reflects zero would now suggest that you had no change in estimate of your prior year reserve for claims. Tell us why this is so.
Response
In our original filing of Note 6, the breakdown of incurred and paid losses was determined based upon a “treaty year” rather than an “incurred loss year”. Under this method, a “treaty year” is defined as the policy year that the loss related to rather than based upon a specific loss date. Although this approach is appropriate for tracking to reinsurance agreements, it is not the most appropriate approach for determining the adequacy of prior loss reserve estimates.
The “approach” we are now suggesting is segregating the incurred losses as well as paid losses to be based upon the date that the loss incurred. For example, if the loss incurred date was before January 1, 2008 then the loss will be reflected as a prior year item. If the loss incurred date is on or after January 1, 2008 then the loss will be reflected as a current year item. This “approach” allows the reader to easily assess how accurately the Company estimated its reserves.
The original footnote disclosure could confuse the reader and cause them to incorrectly conclude that the reserves established at December 31, 2007 were inadequate and that the Company under-reserved for claims by $1,076,553.
The revised footnote disclosure accurately reflects that $632,189 of the $1,491,204 reserve established at December 31, 2007 has been paid out at June 30, 2008. This revised footnote disclosure would correctly lead the reader to conclude that the reserves established at December 31, 2007 were adequate. This conclusion was in-line with the results since the Company had re-estimated that the overall loss ratio for the applicable prior underwriting years at June 30, 2008 was the same as originally estimated as of December 31, 2007.

Securities and Exchange Commission	Page 5	December 17, 2008

*   *   *   *   *
     Please note that the Company filed an 8-K on December 16, 2008 stating that the Company intended to file a Form 15 by December 30, 2008.
     The Company does not believe that the requested revisions require a restatement and the Company will make the proper revisions in all future filings.
     In submitting this response, the Company acknowledges that:
     • The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     • Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     • The Company will not assert staff comments as its defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
     We appreciate the Commission’s comments and believe our answers are responsive. If you would like to discuss these responses, please free to contact the undersigned at your convenience.
Sincerely,

Christopher R. Sachs
Chief Financial Officer and Secretary
Hartville Group, Inc.
3840 Greentree Ave. SW
Canton,OH 44706
Office:     330-484-8153
Fax:     330-266-7439
csachs@hartvillegroup.com

Securities and Exchange Commission	Page 6	December 17, 2008